SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):     N/A

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Decision by Bayer’s Management Board: Lanxess to be spun off to stockholders
SIGNATURE

Friday — July 16, 2004

Decision by Bayer’s Management Board:
Lanxess to be spun off to stockholders

Leverkusen — At its meeting today, the Board of Management of Bayer AG decided that the Lanxess unit, currently operating as a Bayer subgroup, should be spun off to the company’s stockholders and listed separately on the stock exchange at the beginning of 2005. The consent of Bayer stockholders to this measure will be sought at an Extraordinary Stockholders’ Meeting in mid-November.

“In the current stock market climate, a spin-off to Bayer stockholders is the best route to a listing for Lanxess. That way the present owners of Bayer’s assets automatically remain the owners of the assets being transferred to Lanxess,” explained Bayer CEO Werner Wenning, pointing out that Lanxess’ business is developing in line with expectations.

Bayer had postponed a decision on whether to launch Lanxess by way of an initial public offering (IPO) or a spin-off to stockholders in order to await capital market developments. “We wanted to clarify the situation now, at the same time ensuring that the transaction will be fully accomplished. Now Lanxess’ management can continue to focus on building the business,” Wenning added.

Lanxess CEO-designate Dr. Axel C. Heitmann says he is pleased the Board decision on the form of the stock market listing has now been made. “We at Lanxess will continue working to get our new company off to a good start. We want to instill confidence in our future stockholders and convince them that Lanxess stock is a worthwhile investment.”

Bayer’s stockholders will take the final decision on the spin-off at an Extraordinary Stockholders’ Meeting expected to be held in mid-November 2004. Details of how the spin-off will be carried out will be given in the Notice of the Meeting.

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)
By:	/s/ Johannes Dietsch Name: Johannes Dietsch Title: Head of Finance	By:	/s/ Dr. Armin Buchmeier Name: Dr. Armin Buchmeier Title: Senior Counsel
Date: July 16, 2004